Mail Stop 3561

December 23, 2009

Mr. Erwin Liem
Chief Executive Officer
Dalian Capital Group, Inc.
850 West Hastings Street
Suite 900
Vancouver, BC V6C1E1
Canada

> **Re:** **Dalian Capital Group, Inc**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2008**
> **Filed December 1, 2009**
> **Supplemental Response filed November 23, 2009**
> **File No. 000-52185**

Dear Mr. Liem:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A Controls and Procedures, page 17

1. We reviewed your response to our prior comment three. Your response did not address our comment, thus the comment will be reissued. We note that as of December 31, 2008, you continue to conclude that your disclosure controls and procedures were effective. Considering that you did not include management's report on internal controls over financial reporting and the error related to your share issuance (our prior comment one), please tell us how this omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures. It appears to us that effective disclosure controls and procedures would have detected such errors. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009

2. In connection with the comment above, we note that you concluded that your disclosure controls and procedures were effective at June 30, 2009 and September 30, 2009. Considering both of these Exchange Act reports were filed late, tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Forms 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services